November 13, 2024

Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive
Suite 950
Tampa, FL 33607

        Re: Wellgistics Health, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed November 6, 2024
            File No. 333-280945
Dear Tim Canning:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
Selected Financial Data, page 46

1. Please revise to identify the information contained in each of the two sets of tables.
Pro Forma Combined Financial Information, page 49

2. Please revise footnote (a) to detail each of the various effects of the acquisition of
       Wellgistics LLC on your pro forma balance sheet. Specifically explain each adjustment and describe to which component of the transaction consideration
       each pertains.

       Separately, please tell us your planned initial recognition for each component of the consideration payable under the acquisition agreement and your November 13, 2024
Page 2

       planned subsequent recognition of the conversion of the $15 million in
total    earn-
       out    shares into 14,997,503 shares of restricted Wellgistics Health common stock. In
       addition:

             please clarify in your disclosure here and elsewhere whether the $10 million component labeled on page 90 as "earn-out" consideration was contingent and, if not, why it is referred to as "earn-out";
             if the $10 million component labeled as "earn-out" consideration is not contingent, please explain why the restricted shares into which it was converted in
           November 2024 vest over a period of time; and
             tell us your consideration of accounting for the awards as compensation cost in the post-combination financial statements in accordance with guidance in FASB
           ASC 718.
Management, page 81

3. We note that the tabular disclosure listing your directors and executive officers no longer includes Chuck Wilson, Dr. Shafaat Pirani and Brian Norton. However, your disclosure throughout the filing indicates that these individuals are still directors or executive officers of the company. Please revise the table to include them or otherwise clarify their roles, if any, with the company.
       Please contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Kate Bechen